Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of March 26, 2021, Medicus Sciences Acquisition Corp. (“we,” “our,” “us” or the “Company”) had the following three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) its units, consisting of one Class A ordinary share (as defined below), one-ninth of one redeemable warrant (as defined below), with each whole warrant entitling the holder thereof to purchase one share of Class A ordinary shares and the contingent right to receive the issuance of at least two-ninths of one additional warrant (the “units”), (ii) its Class A ordinary shares, $0.0001 par value per share (“Class A ordinary shares”), and (iii) its public warrants, with each whole warrant exercisable for one Class A ordinary share for $11.50 per share (the “warrants”).

Pursuant to our amended and restated memorandum and articles of association, our authorized capital stock consists of 220,000,000 ordinary shares, including 200,000,000 Class A ordinary shares, $0.0001 par value and 20,000,000 Class B ordinary shares, $0.0001 par value, and 1,000,000 preference shares, $0.0001 par value. The following description summarizes the material terms of our capital stock and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, our amended and restated memorandum and articles of association and our warrant agreement, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2020 (the “Report”) of which this Exhibit 4.5 is a part.

Defined terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Report.

Units

Each unit consists of (i) one Class A ordinary share, (ii) one-ninth of one redeemable warrant and (iii) the contingent right to receive the issuance of at least two-ninths of one additional warrant, which we refer to as the “Distributable Medicus Redeemable Warrants”(and collectively with the Outstanding Redeemable Warrants, our “Redeemable Warrants”) at the Medicus Distribution Time.

Class A Ordinary Shares

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as required by law.

Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor. There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the shares voted for the appointment of directors can appoint all of the directors. Prior to our initial business combination, only holders of our founder shares will have the right to vote on the appointment of directors. Holders of our public shares will not be entitled to vote on the appointment of directors during such time. In addition, prior to the completion of an initial business combination, holders of a majority of our founder shares may remove a member of the board of directors for any reason. The provisions of our amended and restated memorandum and articles of association governing the appointment or removal of directors prior to our initial business combination may only be amended by a special resolution passed by holders representing at least two-thirds of our outstanding Class B ordinary shares.

We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding public shares, subject to the limitations described herein.

Our sponsor and our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares purchased during or after our initial public offering in connection with (i) the completion of our initial business combination and (ii) a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination February 18, 2023 or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to Excess Shares, without our prior consent. However, we will not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Our shareholders’ inability to redeem the Excess Shares will reduce their influence over our ability to complete our initial business combination, and such shareholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such shareholders will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And, as a result, such shareholders will continue to hold that number of shares exceeding 15% and, in order to dispose such shares would be required to sell their shares in open market transactions, potentially at a loss.

Any business combination must be approved by a majority of the board, including a majority of the independent directors. If we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon, who vote at a general meeting. A quorum for such meeting will consist of the holders present in person or by proxy of shares of the company representing a majority of the voting power of all issued and outstanding shares of the company entitled to vote at such meeting.

Our initial shareholders, officers and directors will count towards this quorum. In such case, our sponsor and each member of our management team have agreed to vote their founder shares and public shares purchased during or after our initial public offering in favor of our initial business combination. As a result, in addition to our initial shareholders’ founder shares, we would need 3,484,501, or approximately 37.9% (assuming all issued and outstanding shares are voted), or 580,751, or approximately 6.3% (assuming only the minimum number of shares representing a quorum are voted), of the 9,200,000 public shares sold in our initial public offering to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming all issued and outstanding shares are voted and). The other members of our management team are subject to the same arrangements with respect to any public shares acquired by them in or after our initial public offering.

These quorum and voting thresholds, and the voting agreements contained in the letter agreement may make it more likely that we will consummate our initial business combination. Additionally, each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction or vote at all.

Pursuant to our amended and restated memorandum and articles of association, if we do not consummate an initial business combination within 24 months from the closing of our initial public offering, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case of clause (ii) and (iii), to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Our sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares they hold if we fail to consummate an initial business combination within 24 months from the closing of our initial public offering (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within 24 months from the closing of our initial public offering).

In the event of a liquidation, dissolution or winding up of the company after a business combination, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our public shareholders with the opportunity to redeem their public shares for cash at a per share price equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding public shares, upon the completion of our initial business combination, subject to the limitations described in the Report.

Contingent Rights

We refer to the right attached to each Class A ordinary share sold in our initial public offering to be issued Distributable Medicus Redeemable Warrants as a contingent right. Whether any Distributable Medicus Redeemable Warrants are issued in respect of a Class A ordinary share is contingent upon such Class A ordinary share not being redeemed in connection with our initial business combination, and the number of Distributable Medicus Redeemable Warrants to be issued in respect of each unredeemed Class A ordinary share upon such issuance is contingent upon the aggregate number of Class A ordinary shares that are not redeemed. The contingent right to receive Distributable Medicus Redeemable Warrants will remain attached to our Class A ordinary shares, will not be separately transferable, assignable or salable, and will not be evidenced by any form of certificate or instrument. As a result, you may not buy or sell a contingent right separately from the Class A ordinary share to which it is attached.

In accordance with the terms of the contingent rights agreement, an aggregate of 1,777,778 Distributable Medicus Redeemable Warrants (the “Aggregate Warrant Amount”) will be issued on a pro-rata basis only to holders of record of the public shares (whether acquired in our initial public offering or afterward) that are outstanding after the time at which we redeem any Class A ordinary shares that the holders thereof have elected to redeem at the Initial Business Combination Redemption Time as follows: (i) to the extent that no public shareholders redeem their public shares in connection with the initial business combination, each public shareholder will receive two-ninths of a Distributable Medicus Redeemable Warrant, and (ii) to the extent that any public shareholders redeem any of their public shares in connection with the initial business combination, then (A) two-ninths of a Distributable Medicus Redeemable Warrant will be issued per each public share that was not redeemed (the “remaining public shares”), and (b) Distributable Medicus Redeemable Warrants in an amount equal to the Aggregate Warrant Amount less the number of warrants issued pursuant to the foregoing clause (A) will be issued on a pro rata basis to the holders of the remaining public shares based on their percentage of public shares held after redemptions.

Public shareholders who exercise their redemption rights are not entitled to receive any Distributable Medicus Redeemable Warrants in respect of such redeemed public shares or any contingent rights, and the contingent rights attached to those ordinary shares will be worthless after such redemption. No fractional Distributable Medicus Redeemable Warrants shall be distributed; fractional warrants will be rounded down to the nearest whole number of warrants.

No additional consideration will be required to be paid by a holder of contingent rights in order to receive Distributable Medicus Redeemable Warrants at the Medicus Distribution Time. Contingent rights holders do not have the rights or privileges of holders of ordinary shares or any voting rights. The terms of the contingent rights agreement may be amended by the Company and the rights agent without the consent of any holder of any contingent right for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under the contingent rights agreement as the parties may deem necessary or desirable; provided, however, that any amendment that will adversely affect the interests of holders of contingent rights will require the consent or vote of the holders of not less than two-thirds of the then-outstanding contingent rights, as evidenced by their ownership of the ordinary shares. You should review a copy of the contingent rights agreement, which is filed as an exhibit to this Report, for a complete description of the terms and conditions applicable to the contingent rights.

If we are unable to complete an initial business combination within the required time period and we liquidate the funds held in the trust account, holders of contingent rights will not receive any such funds with respect to their contingent rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such contingent rights, and the contingent rights will expire worthless.

Redeemable Warrants

Our Redeemable Warrants include our Outstanding Redeemable Warrants and our Distributable Medicus Redeemable Warrants. The Redeemable Warrants and the Forward Purchase Warrants will have identical terms in all respects, except that the Forward Purchase Warrants will have certain registration rights as long as they are held by the Forward Purchasers or their permitted transferees.

Each whole Redeemable Warrant entitles the registered holder to purchase one whole Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of February 18, 2022 or 30 days after the completion of our initial business combination. Pursuant to the warrant agreement, a warrant holder may exercise its Redeemable Warrants only for a whole number of Class A ordinary shares.

The Redeemable Warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Redeemable Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the Redeemable Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Redeemable Warrant will be exercisable and we will not be obligated to issue Class A ordinary shares upon exercise of a warrant unless Class A ordinary shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Redeemable Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Redeemable Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any Redeemable Warrant. In the event that a registration statement is not effective for the exercised Redeemable Warrants, the purchaser of a unit containing such Redeemable Warrant will have paid the full purchase price for the unit solely for the Class A ordinary share underlying such unit.

We have agreed that as soon as practicable, but in no event later than 15 business days, after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Redeemable Warrants. We will use our best efforts to cause the same to become effective within 60 business days after such closing, and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the warrants expire or are redeemed, as specified in the warrant agreement. Notwithstanding the above, if our Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Redeemable Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value”(defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.3611 per redeemable warrant. The “fair market value” as used in this paragraph shall mean the average of the daily volume-weighted average trading prices of the Class A ordinary shares during the 10 consecutive trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the warrants become exercisable, we may call the Redeemable Warrants (and the Forward Purchase Warrants) for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder, provided that holders will be able to exercise their warrants prior to the time of redemption and, at our election, any such exercise may be required to be on a cashless basis as described below; and

•	if, and only if, the daily volume-weighted average price of the Class A ordinary shares equals or exceeds $18.00 per share (subject to adjustment as described under the heading “Description of Securities — Redeemable Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading-day period ending three trading days before we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless (i) a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period or (ii) if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If we elect to require any holder wishing to exercise their warrants to do so on a cashless basis, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value”(defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.3611 per redeemable warrant. The “fair market value” as used in this paragraph shall mean the average of the daily volume-weighted average trading prices of the Class A ordinary shares during the 10 consecutive trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the registered holders of the warrants. In determining whether to require any such exercises to be made on a cashless basis in connection with this redemption provision, we will consider, among other factors, our cash position, the number of warrants that are outstanding, and the dilutive effect on our shareholders of issuing the maximum number of Class A ordinary shares issuable upon the exercise of such warrants.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00.   In addition, once the warrants become exercisable, we may call the Redeemable Warrants (and the Forward Purchase Warrants) for redemption:

•	in whole and not in part;

•	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our Class A ordinary shares (as defined below) except as otherwise described below; and

•	if, and only if, the daily volume-weighted average price of our Class A ordinary shares equals or exceeds $10.00 per public share (subject to adjustment as described under the heading “Description of Securities — Redeemable Warrants — Anti-Dilution Adjustments”) for any 20 trading days within the 30-trading-day period ending three trading days before we send the notice of redemption to the warrant holders.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of Class A ordinary shares that a holder of Redeemable Warrants will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Class A ordinary shares on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on the average of the daily volume-weighted average trading prices of the Class A ordinary shares during the 10 consecutive trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the registered holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the applicable fair market value in the notice of redemption.

Pursuant to the warrant agreement, references above to our Class A ordinary shares shall include a security other than shares of our Class A ordinary shares into which our Class A ordinary shares have been converted or exchanged for in the event we are not the surviving company in our initial business combination. The numbers in the table below will not be adjusted when determining the number of our Class A ordinary shares to be issued upon exercise of the Redeemable Warrants if we are not the surviving entity following our initial business combination.

Redemption Date	Fair Market Value of Class A Ordinary Shares
(period to expiration of
warrants)	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	>18.00
60 months	0.2375	0.2586	0.2778	0.2952	0.3111	0.3254	0.3385	0.3503	0.3611
57 months	0.2334	0.2552	0.2750	0.2930	0.3093	0.3242	0.3377	0.3500	0.3611
54 months	0.2291	0.2515	0.2719	0.2905	0.3075	0.3229	0.3369	0.3496	0.3611
51 months	0.2245	0.2475	0.2686	0.2879	0.3054	0.3214	0.3359	0.3491	0.3611
48 months	0.2195	0.2433	0.2651	0.2850	0.3032	0.3198	0.3349	0.3486	0.3611
45 months	0.2142	0.2386	0.2612	0.2819	0.3008	0.3181	0.3338	0.3481	0.3611
42 months	0.2083	0.2336	0.2569	0.2785	0.2982	0.3162	0.3326	0.3475	0.3611
39 months	0.2020	0.2280	0.2523	0.2747	0.2953	0.3141	0.3313	0.3469	0.3611
36 months	0.1950	0.2220	0.2472	0.2705	0.2920	0.3118	0.3298	0.3462	0.3611
33 months	0.1874	0.2153	0.2415	0.2659	0.2884	0.3092	0.3281	0.3454	0.3611
30 months	0.1791	0.2078	0.2351	0.2606	0.2844	0.3062	0.3263	0.3445	0.3611
27 months	0.1698	0.1995	0.2279	0.2547	0.2798	0.3029	0.3241	0.3435	0.3611
24 months	0.1594	0.1901	0.2198	0.2480	0.2745	0.2990	0.3217	0.3423	0.3611
21 months	0.1478	0.1795	0.2105	0.2402	0.2684	0.2946	0.3188	0.3409	0.3611
18 months	0.1347	0.1673	0.1997	0.2312	0.2612	0.2893	0.3154	0.3393	0.3611
15 months	0.1198	0.1531	0.1870	0.2204	0.2526	0.2830	0.3113	0.3374	0.3611
12 months	0.1026	0.1365	0.1719	0.2074	0.2421	0.2752	0.3063	0.3349	0.3611
9 months	0.0828	0.1167	0.1535	0.1914	0.2292	0.2656	0.3000	0.3319	0.3611
6 months	0.0592	0.0923	0.1305	0.1713	0.2129	0.2536	0.2922	0.3282	0.3611
3 months	0.0302	0.0601	0.0997	0.1453	0.1929	0.2397	0.2837	0.3242	0.3611
0 months	0.0000	0.0000	0.0417	0.1154	0.1786	0.2333	0.2813	0.3235	0.3611

The share prices set forth in the column headings of the table above will be adjusted as of any date on which the number of shares issuable upon exercise of a redeemable warrant or the exercise price is adjusted as set forth under the heading “— Anti-dilution Adjustments” above. If the number of shares issuable upon exercise of a redeemable warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a redeemable warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a redeemable warrant as so adjusted. The number of shares in the table above shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a redeemable warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Class A ordinary shares to be issued for each redeemable warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the average of the daily volume-weighted average trading prices of our Class A ordinary shares as reported during the 10 consecutive trading days immediately following the date on which the notice of redemption is sent to the holders of the Redeemable Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their Redeemable Warrants for 0.2552 Class A ordinary shares for each whole redeemable warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average of the daily volume-weighted average trading prices of our Class A ordinary shares as reported during the 10 consecutive trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Redeemable Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Redeemable Warrants, holders may choose to, in connection with this redemption feature, exercise their Redeemable Warrants for 0.2838 Class A ordinary shares for each whole redeemable warrant. In no event will the Redeemable Warrants be exercisable in connection with this redemption feature for more than 0.3611 Class A ordinary shares per redeemable warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any Class A ordinary shares.

This redemption feature is structured to allow for all of the outstanding Redeemable Warrants (and Forward Purchase Warrants) to be redeemed when the Class A ordinary shares are trading at or above $10.00 per share, which may be at a time when the trading price of Class A ordinary shares is below the exercise price of the Redeemable Warrants. We have established this redemption feature to provide us with the flexibility to redeem such warrants without the Redeemable Warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00.” Holders choosing to exercise their Redeemable Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the effective date of our Registration Statement. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding Redeemable Warrants and Forward Purchase Warrants, and therefore have certainty as to our capital structure as such warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of such warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove such warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the Redeemable Warrants when the Class A ordinary shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their Redeemable Warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the Class A ordinary shares are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer Class A ordinary shares than they would have received if we had not called the warrants for redemption, in which case the warrant holders would have been able to wait to exercise their warrants for Class A ordinary shares if and when such Class A ordinary shares were trading at a higher price.

No fractional Class A ordinary shares will be issued upon exercise of the Redeemable Warrants or Forward Purchase Warrants. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Class A ordinary shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the Class A ordinary shares pursuant to the warrant agreement (for instance, if we are not the surviving company in our initial business combination), the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the Class A ordinary shares, the company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Maximum Percentage Procedures.   A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.9% (or such other amount as a holder may specify) of the Class A ordinary shares outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments. The warrants have certain anti-dilution and adjustments rights upon certain events.

In addition, if (x) we issue additional Class A ordinary shares, equity-linked securities or any other instrument that is convertible or exercisable into, or exchangeable for, Class A ordinary shares for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by our board of directors) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds (including from such issuances, our initial public offering, the sale of the Forward Purchase Units and any interest thereon, net of redemptions) that are available for the funding of our initial business combination on the date of the consummation thereof (net of redemptions) and (z) the daily volume-weighted average trading price of our Class A ordinary shares during the 20-trading-day period starting on the trading day prior to the date on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above under “— Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “— Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 100% of the higher of the Market Value and the Newly Issued Price.

The Redeemable Warrants and Forward Purchase Warrants will be issued in registered form under a warrant agreement between Continental, as warrant agent, and us. You should review a copy of the warrant agreement, a form of which is filed as an exhibit to the Report for a complete description of the terms and conditions applicable to the Redeemable Warrants. The warrant agreement provides that the terms of the Redeemable Warrants and Forward Purchase Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding warrants entitled to vote thereon, voting as a single class, to make any change that adversely affects the interests of the registered holders of Redeemable Warrants or Forward Purchase Warrants. Prior to our initial business combination, the Forward Purchase Warrants will have no right to vote on amendments to the warrant agreement, except with respect to certain provisions of the warrant agreement relating solely to restrictions on the transfer of Forward Purchase Securities. Such provisions set forth the time period in which the Forward Purchase Securities may not be transferred and the exceptions thereto (subject to the letter agreement), and set forth the conditions on which the Forward Purchase Securities constituting the Forward Purchase Units may be separately transferable.

The Redeemable Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Redeemable Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A ordinary shares or any voting rights until they exercise their warrants and receive shares of Class A ordinary shares. After the issuance of Class A ordinary shares upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the Redeemable Warrants or Forward Purchase Warrants. If, upon exercise of the Redeemable Warrants or Forward Purchase Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of Class A ordinary shares to be issued to the holder.